SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                    ----------------------------------


                                FORM 11-K


      (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1994

                                  or

      ( )  TRANSITION  REPORT  PURSUANT  TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from     ___________________

                         Commission file number 1-2360


                         IBM TAX DEFERRED SAVINGS PLAN
                         -----------------------------
                           (Full title of the plan)


                     Manager of Benefits - U.S. Operations
                                     IBM
                                   Route 9
                            Town of Mount Pleasant
                        North Tarrytown, New York 10591
                     -------------------------------------
                             (Address of the plan)



                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                  -------------------------------------------
         (Name  of  issuer  of the securities held pursuant to the plan)

                               Old Orchard Road

                            Armonk, New York 10504
                            ----------------------
            (Address of issuer's  principal  executive  office)

                      REQUIRED INFORMATION



                                                                     Page
                                                                     ----
  Consent of Independent Accountants                                   3
  Report of Independent Accountants                                    4

  Financial Statements:
  _____________________

  Statements of Net Assets Available for Plan Benefits
    as of December 31, 1994 and December 31, 1993                      5
  Statement of Changes in Net Assets Available for Plan
    Benefits for the year ended December 31, 1994                      7
  Notes to Financial Statements                                        8

  Supplementary Schedules:
  ________________________

  Schedule I - Assets Held for Investment at December 31, 1994        22
  Schedule II - Transactions Involving an Amount in Excess
    of 5 Percent of the Current Value of Plan Assets                  26



                           SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        IBM TAX DEFERRED SAVINGS PLAN

  Dated June 28, 1995                   By:           J. B. York
                                            ---------------------------------
                                      (Senior Vice President, Chief Financial
                                           Officer, and Acting Controller)

               CONSENT OF INDEPENDENT ACCOUNTANTS



       We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (33-33458) of IBM Corporation Tax Deferred Savings Plan of our report dated June 15, 1995 appearing on page 4 of this Annual Report on Form 11-K for the year ended December 31, 1994.






  PRICE WATERHOUSE LLP

  1177 Avenue of the Americas
  New York, NY 10036
  June 15, 1995

               REPORT OF INDEPENDENT ACCOUNTANTS




  To the Members of the
  IBM Retirement Plans Committee and the
  Participants of the International Business Machines Corporation
  Tax Deferred Savings Plan


  In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opin-ion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the fi-nancial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The addi-tional information included in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



  PRICE WATERHOUSE LLP



  1177 Avenue of the Americas
  New York, NY  10036
  June 15, 1995


                                            INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                     TAX DEFERRED SAVINGS PLAN
                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      AS OF DECEMBER 31, 1994
                                                      (Dollars in thousands)
                                                                                          U.S.
                                      Money  Large Co.  Small Co.     IBM      Fixed     Govt.   Int'l. Balanced
                                     Market      Index      Stock   Stock     Income      Sec.    Stock    Asset    Loan
                                       Fund       Fund       Fund    Fund       Fund      Fund     Fund     Fund    Fund    Total
                                    -------  ---------  --------- -------  ---------  -------- -------- -------- ------- ---------
Assets:
 Investments at fair value:
  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $2,906,006)                        1,793,598   812,908                                337,231                  2,943,737
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $313,738)                 288,807        793     4,286    1,610     12,250       119    2,023    3,850           313,738
  Investment contracts
   (cost: $3,376,832)                                                      3,376,832                                     3,376,832
  Interest in U.S. Gov't Securities-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $62,554)                                                                      63,074                              63,074
  Common Stock (cost: $327,867)                                   356,735                                                  356,735
                                    -------  ---------  --------  -------  ---------   -------  -------  ------- ------- ---------
    Total investments               288,807  1,794,391   817,194  358,345  3,389,082    63,193  339,254    3,850         7,054,116

 Income and sales proceeds receivable 1,352                   49        9     18,563                  4       18            19,995
 Contributions receivable (payable)    (107)        21       (29)    (527)       960       (27)      30     (237)               84
 Loans receivable                                                                                                251,178   251,178
 Transfers receivable (payable)        (382)       229       640      627     (3,153)        8      704      303   1,024
 Balanced Asset Fund Allocation                (75,838)  (18,954)            (57,012)  (19,012) (18,805) 189,621
                                    -------  ---------   -------  -------  ---------   -------  -------  ------- ------- ---------
    Total assets                    289,670  1,718,803   798,900  358,454  3,348,440    44,162  321,187  193,555 252,202 7,325,373

Liabilities:
 Expenses payable                      (167)       (58)       32     (310)       756       (46)     (37)      25               195
 Investments purchased                   (1)        (5)    3,440    1,407         (9)                 1                      4,833
                                    -------  ---------   -------  -------  ---------   -------  -------  ------- ------- ---------
    Total liabilities                  (168)       (63)    3,472    1,097        747       (46)     (36)      25             5,028
                                    -------  ---------   -------  -------  ---------   -------  -------  ------- ------- ---------
 Net assets available for plan
       benefits                     289,838  1,718,866   795,428  357,357  3,347,693    44,208  321,223  193,530 252,202 7,320,345
                                    =======  =========   =======  =======  =========   =======  =======  ======= ======= =========

The accompanying notes are an integral part of this financial statement.






                                            INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                     TAX DEFERRED SAVINGS PLAN
                                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      AS OF DECEMBER 31, 1993
                                                      (Dollars in thousands)


                                                                                           U.S.
                                        Money Large Co.  Small Co.     IBM      Fixed     Govt.   Int'l. Balanced
                                       Market     Index     Stock    Stock     Income      Sec.    Stock    Asset    Loan
                                         Fund      Fund      Fund     Fund       Fund     Fund      Fund     Fund    Fund     Total
                                     -------- ---------  --------  -------  ---------  -------  --------  ------- -------  ---------
Assets:
 Investments at fair value:
  Interest in equity-oriented
   General Employee Benefit
   Trust pooled fund
   (cost: $1,199,710)                         1,874,979                                                                    1,874,979
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $409,307)                   283,754     4,361    26,479    7,058     24,595    2,251    57,502    3,307            409,307
  Investment contracts
   (cost: $3,092,850)                                                       3,092,850                                      3,092,850
  U.S. Government Treasury Securities
   (cost: $77,208)                                            358                       65,996    10,226                      76,580
  Common Stock (cost: $1,101,237)                         880,486  153,753                       171,879                   1,206,118
                                      ------- ---------   -------  -------  ---------  -------   -------  -------  ------- ---------

    Total investments                 283,754 1,879,340   907,323  160,811  3,117,445   68,247   239,607    3,307          6,659,834

 Income and sales proceeds receivable     796         3     2,598       10     18,445      999       725        9       13    23,598
 Contributions receivable (payable)        14       (65)       (9)      37         78       (9)       48       10                104
 Loans receivable                                                                                                  250,457   250,457
 Transfers receivable (payable)          (499)     (997)    1,563       69     (2,579)      76       566      333    1,468
 Balanced Asset Fund Allocation                 (64,449)  (16,141)            (48,521) (16,171)  (16,218) 161,500
                                      ------- ---------   -------  -------  ---------  -------   -------  -------- ------- ---------

    Total assets                      284,065 1,813,832   895,334  160,927  3,084,868   53,142   224,728  165,159  251,938 6,933,993

Liabilities:
 Expenses payable                          13         1        19               1,007       (8)      (71)      (9)               952
 Investments purchased                                         42    5,727                        11,245                      17,014
                                      ------- ---------   -------  -------  ---------  -------   -------  -------  ------- ---------
    Total liabilities                      13         1        61    5,727      1,007       (8)   11,174       (9)            17,966
                                      ------- ---------   -------  -------  ---------  -------   -------  -------  ------- ---------
 Net assets available for plan
       benefits                       284,052 1,813,831   895,273  155,200  3,083,861   53,150   213,554  165,168  251,938 6,916,027
                                      ======= =========   =======  =======  =========  =======   =======  =======  ======= =========

The accompanying notes are an integral part of this financial statement.






                                                      INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                               TAX DEFERRED SAVINGS PLAN
                                                          STATEMENT OF CHANGES IN NET ASSETS
                                                              AVAILABLE FOR PLAN BENEFITS
                                                       FOR THE THE YEAR ENDED DECEMBER 31, 1994
                                                                (Dollars in thousands)
                                                                                     U.S.
                                  Money   Large Co. Small Co.     IBM      Fixed     Govt    Int'l  Balanced
                                 Market      Index     Stock    Stock     Income     Sec.    Stock     Asset      Loan
                                   Fund       Fund      Fund     Fund       Fund     Fund     Fund      Fund      Fund      Total
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
Additions:
  Participant contributions      26,324    110,389   103,337   15,345    139,058    5,615   30,645    17,591              448,304
  Employer contributions          6,200     22,573    20,425    3,027     29,124    1,118    5,877     3,535               91,879
  Transfer of Balanced Asset
    Fund Contributions                       8,208     2,052               6,156    2,052    2,052   (20,520)
  Participant loan repayments     7,297     36,380    27,200    5,771     57,002    1,663    7,712     1,840  (144,865)
  Participant directed transfer
    of investments, net         (11,212)  (139,441) (139,821) 129,571     92,489  (11,018)  80,732    (1,300)
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
     Total contributions
      and transfers              28,609     38,109    13,193  153,714    323,829     (570) 127,018     1,146  (144,865)   540,183
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
Income from investments:
  Interest                       12,153         94       309      141    215,601      676    4,111       168    16,946    250,199
  Dividends                                           16,348    3,496                          533                         20,377
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
     Total income                12,153         94    16,657    3,637    215,601      676    4,644       168    16,946    270,576
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
Unrealized and realized gain
  (loss) on investments, net                24,843   (48,770)  59,822                (190)   1,841                         37,546
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
     Total additions             40,762     63,046   (18,920) 217,173    539,430      (84) 133,503     1,314  (127,919)   848,305
                                -------  ---------  --------  -------  ---------  -------  -------  --------  --------  ---------
Reductions:
  Distributions to participants  13,993     61,758    30,596    3,792    121,767    2,421   10,885       533    26,688    272,433
  Transfer to/(from) other
    benefits plans, net          10,269     43,873    25,914    4,092     70,197    2,045    6,223       139       (78)   162,674
  Balanced Asset Fund Alloc.                11,389     2,813               8,491    2,841    2,587   (28,121)
  Loans to participants           9,966     38,782    20,483    6,882     71,578    1,462    5,553        87  (154,793)
Administrative expenses             748      2,209     1,119      250      3,565       89      586       314                8,880
                                -------  ---------  --------  -------  ---------  -------  -------   -------  --------  ---------
Total reductions                 34,976    158,011    80,925   15,016    275,598    8,858   25,834   (27,048) (128,183)   443,987
                                -------  ---------  --------  -------  ---------  -------  -------   -------  --------  ---------
Increase (decrease) in net
  assets during the year          5,786    (94,965)  (99,845) 202,157    263,832   (8,942) 107,669    28,362       264    404,318
Net assets available for plan
  benefits:                     284,052  1,813,831   895,273  155,200  3,083,861   53,150  213,554   165,168   251,938  6,916,027
  Beginning of year
                                -------  ---------  --------  -------  ---------  -------  -------   -------  --------  ---------
  End of year                   289,838  1,718,866   795,428  357,357  3,347,693   44,208  321,223   193,530   252,202  7,320,345
                                =======  =========  ========  =======  =========  =======  =======   =======  ========  =========

The accompanying notes are an integral part of this financial statement.


                                                                   7


             INTERNATIONAL BUSINESS MACHINES CORPORATION

                      TAX DEFERRED SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS

  NOTE 1 - DESCRIPTION OF THE PLAN:

  General:

  The International Business Machines Corporation ("IBM") Tax De-ferred Savings Plan (the "Plan") offers all qualifying active reg-ular or part-time employees of IBM and certain of its domestic subsidiaries an opportunity to defer up to nine percent of their compensation (up to twelve percent beginning January 1, 1995), subject to the legal limit allowed by IRS regulations, which IBM will contribute on their behalf to any of eight investment funds. The investment objectives of these funds are described in Note 3. The Plan was established by resolution of IBM's Retirement Plans Committee effective July 1, 1983 and is held in trust for the ben-efit of its participants.

  During 1993, the Plan was modified to include the addition of the International Stock Fund and the Balanced Asset Fund, while the Equity I and Equity II Funds were closed. Plan participants who had not instructed the Plan's Trustee to transfer the remaining Equity I and Equity II balances to another plan fund by July 1, 1993, had these balances automatically transferred on their behalf into the Large Company Index Fund.

  Beginning in 1994, the Plan includes the employees of Technology Service Solutions (TSS), a less than wholly owned subsidiary of IBM. The provisions of the Plan for TSS employees are identical to those of the other Plan participants except for the matching deferral, which is one hundred percent of each participant's deferral up to a maximum of seven percent.

  The Plan is intended to qualify as a profit-sharing plan under the Internal Revenue Code of 1954, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  Administration:

  The Plan is administered by IBM's Retirement Plans Committee which has appointed officials of IBM as plan administrators to assist in administering the Plan. The IBM Retirement Plans Committee has also appointed Bankers Trust Company as Trustee to safeguard the assets of the various funds, and outside investment managers to direct investments in the various funds. In addition, through 1993 IBM acted as the investment manager for the Small Company Stock Fund, International Stock Fund, and U.S. Government Securi-ties Fund, and negotiated contracts with the respective financial institutions for Fixed Income Fund investments. Effective March 1, 1994, management of the U.S. Government Securities Fund was transferred to Bankers Trust Company; effective May 13, 1994, man-agement of the Small Company Stock Fund was transferred to State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company, and management of the International Stock Fund was transferred to Bankers Trust Company.

  Contributions and participants' equity:

  Contributions are made to the Plan by IBM on behalf of each par-ticipant based upon the participant's elected compensation defer-ral. Participants may elect to defer up to nine percent of their eligible compensation (up to twelve percent beginning January 1, 1995), subject to the legal limit allowed by IRS regulations.

  IBM's matching deferral is thirty percent (fifty percent beginning January 1, 1995) of each participant's deferral up to a maximum of five percent (six percent beginning January 1, 1995) of a partic-ipant's eligible compensation. Participants may choose to have their contributions invested entirely in any one of, or in any combination of, the following funds in 5 percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Fixed Income Fund, U.S. Government Securities Fund, International Stock Fund, and Balanced Asset Fund. These funds and their investment objectives are more fully described in
  Note 3. Contributions are temporarily invested in short-term in-vestments and are then allocated to the funds selected by the par-ticipant. Participants may elect to change their investment selection for future contributions during any payroll period. Also, the participant may transfer part or all of existing account balances among funds in the Plan during any weekly valuation pe-riod, (daily beginning May 18, 1995), except that money in the Fixed Income Fund may not be transferred directly into the Money Market Fund or U.S. Government Securities Fund, and if transferred to an equity fund may not subsequently be transferred to the Money Market Fund or U.S. Government Securities Fund for three months. The Trustee maintains an account in the name of each participant to which the Trustee records each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

  The interest of each participant in each of the funds is repres-ented by units/shares credited to the participant's account.

  The initial unit value of  each  fund  (excluding  the  IBM  Stock
  Fund), on the first valuation date, was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is de-termined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valu-ation date are excluded from the calculation. The number of addi-tional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the par-ticipant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

  For the IBM Stock Fund, the initial valuation price per share was $106.125 (March 30, 1990 closing price). On each succeeding valu-ation date, the valuation price per share for the IBM Stock Fund is the closing price of IBM stock as reported on the New York Stock Exchange Composite tape for that date. This valuation price, applied to the participant's whole and fractional shares, and cash awaiting investment in IBM stock comprise the partic-ipant's equity in the Fund. Effective May 18, 1995, the IBM Stock Fund changed from share accounting to unit value accounting to provide for daily settlement of fund transactions. (Refer to Note 7 - Subsequent Events).

  At December 31, 1994 and 1993 the number of participants in the Plan approximated 182,000 and 191,000, respectively. The number of individuals participating in each of the Plan's funds at Decem-ber 31, 1994, were approximately:

            Money Market                      50,000
            Large Company Index              115,000
            Small Company Stock               87,000
            IBM Stock                         32,000
            Fixed Income                     139,000
            U.S. Government Securities        13,000
            International Stock               41,000
            Balanced Asset                    17,000

  Contributions made to the Plan and interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and con-tributions withdrawn are generally taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 are generally subject to a penalty tax of 10%.

  Consistent with provisions established by the IRS, a 1994 annual limit of $9,240 was set on employee deferrals under salary defer-ral plans, such as the IBM Tax Deferred Savings Plan.

  Vesting:

  Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching con-tributions and earnings thereon.

  Distribution:

  A participant who has attained age 59 1/2 may request a cash dis-tribution of all or part of the value of the participant's ac-count. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. In the event that the participant retires under the IBM Retirement Plan or be-comes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of the participant's account in a specified number of annual cash in-stallments over a period not to exceed ten years or to defer pay-ment, whether lump-sum or installment, until age 70 1/2.

  Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the benefi-ciary will be the participant's spouse. If the participant is single, the beneficiary will be as designated under the IBM Group Life Insurance Plan (unless the participant has assigned ownership of such insurance). In the absence of an effective designation under the Plan at the time of death, the proceeds will normally be paid in the following order: the participant's spouse, the par-ticipant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

  Participants may borrow, subject to additional limitations rela-tive to prior loans, up to one-half of the value of the partic-ipant's account balance, but not to exceed $50,000. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25 per-cent above the prime rate. Repayment of a loan shall be made through monthly payroll deductions over a term of one to four years. (Effective July 1, 1994, participants may prepay the entire remaining loan principal after three regular monthly payments have been made). Employees on an approved leave of absence may elect to make monthly loan payments directly to the Trustee. Partic-ipants may continue to contribute to the Plan while having an out-standing loan, provided that the loan is not in default.

  Prior to July 1, 1994, all outstanding loans were due and payable as of the last date of employment in the case of retirement, sepa-ration, or death. In the event payment was not made within forty-five days of notification by the Trustee, the participant was deemed to have received a distribution from the Plan in an amount equal to the remaining outstanding principal and accrued interest on the loan. Participants who retire or separate from IBM on or after July 1, 1994, and have outstanding Plan loans, are no longer required to pay off their loans within forty-five days of notifi-cation by the trustee. By choosing automated loan repayments or coupon payment options, retirees and other employees separating from IBM can continue monthly loan repayments according to their original amortization schedule.

  The number of outstanding loans at December 31, 1994 and 1993  was
  51,027  and  50,688, respectively.   Interest rates on outstanding
  loans at December 31, 1994 ranged from 7.25% to 11.25%.

  Termination of service:

  The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical fol-lowing the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $3,500 at the time of sepa-ration, the participant may elect to defer distribution of the ac-count until age 70 1/2.

  Termination of the Plan:

  IBM reserves the right to terminate this Plan at any time by action of its Retirement Plans Committee. In such event, each participant or beneficiary receiving or entitled to receive pay-ments under the Plan will receive the balance of his or her ac-count at such time and in such manner as the Retirement Plans Committee shall determine at its discretion.

  In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts will be nonforfeitable.


  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Valuation of investments:

  The fair value of the net assets of the Plan is based on the esti-mated fair values of the underlying assets and liabilities.

  Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Investments in in-surance and group annuity contracts and fixed rate time deposits are valued at the cost of amounts contributed plus interest paid and reinvested. United States Government Treasury Securities and common stocks, including IBM stock, are valued at quoted market prices. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested.

  Security transactions and related investment income:

  Security transactions are recorded on a trade-date basis. Real-ized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual ba-sis.

  Administrative expenses and investment management fees:

  All administrative costs of the Plan are paid by the Plan. These costs include (a) brokerage fees and commissions which are in-cluded in the cost of investments when purchased and in determin-ing net proceeds on sales of investments (b) investment management fees which are paid from the respective fund's assets (such fees consist of fixed annual charges, with the exception of the Large Company Stock and Money Market Funds, which are based on a per-centage of net asset value) (c) operational expenses required for administration of the Plan consisting of trustee, recordkeeping, participant reports and communications, and service center ex-penses, which are expenses charged against the fund's assets on a pro rata basis throughout the year.

  NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:

  The eight investment funds to which employees have contributed monies are described below.

  Money Market Fund - Preservation of principal, liquidity and a variable rate of income based on current market interest rates.

  Investments in the Money Market Fund are managed  by  the  Bankers
  Trust Company.

  Investments are made in a diversified portfolio of high-quality money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to ex-ceed 182 days. At all times not less than 20 percent of the re-maining assets of the fund must be composed of cash, demand obligations and assets that mature on the next business day.

  The fund in which monies are invested is the Bankers Trust Compa-ny's Discretionary Short-term Investment Fund.

  Large Company Index Fund - Long term growth of capital with a market rate of return from a diversified group of large- and medium-sized company stocks.

  This fund invests in a broad range of common stocks through Bank-ers Trust Company's Large Capitalization Equity Index Fund which is designed to produce investment results approximating the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S & P 500). The S & P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corporation, chooses the stocks to be included in the index solely on a statistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

  Investments in the Large Company Index Fund are managed by the Bankers Trust Company.


  Small Company Stock Fund - Long term growth of capital from a di-versified group of medium- and small-sized company common stocks.

  This fund invests in a broad range of common stocks to produce in-vestment results approximating the price and yield performance of medium- and small-sized company common stocks generally not re-presented in the Standard & Poor's 500 Index. Investors can use this fund as a complement to the Large Company Index Fund to at-tain extensive coverage of the total U.S. equity market. Divi-dends paid on common stocks in the portfolio are reinvested in the fund.

  The Small Company Stock Fund may not have as close a correlation to its market segment rate of return as the Large Company Index Fund. This results from higher transaction costs associated with trading in medium- and small-sized company stocks and from the fund not investing in every company.

  Effective May 13, 1994, management of the Small Company Stock Fund was assumed from IBM by State Street Global Advisors, the institu-tional investment management affiliate of State Street Bank and Trust Company.

  IBM Stock Fund - Direct investment in IBM common stock, with divi-dends being reinvested in additional shares of IBM common stock.

  The IBM Stock Fund permits the participant to have contributions invested in IBM $1.25 par value common stock, or to have existing account balances transferred into this fund so as to be invested in such IBM common stock. The return on the participant's invest-ment will be determined by the market price of IBM common stock and by the amount of any dividends paid thereon.

  Assets invested in the IBM Stock Fund will be expressed in whole and fractional shares. In addition, interest will be earned on money that is in the participant's account awaiting investment in IBM common stock.

  An investment in a single stock is generally more risky than in-vesting in a broadly diversified group of stocks.

  IBM corporate officers are not eligible to invest in the IBM Stock
  Fund.

  Fixed Income Fund - Preservation of principal with a relatively stable and predictable rate of interest.

  Investments consist of interest-bearing instruments, including corporate and U.S. government securities, bank time deposits, and contracts with insurance companies, banks, and other financial in-stitutions.

  The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based upon the contract issuer's in-vestment experience for the assets or pooled assets supporting the contract or upon another formula applicable under the contract.

  Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. IBM will take steps to place in-vestments with highly rated institutions, but cannot guarantee the return of either principal or interest.

  U. S. Government Securities Fund - A market rate of return with effectively no credit risk by investing primarily in short-term U.S. Treasury notes and bonds.

  The U.S. Government Securities Fund, invests primarily in a diver-sified portfolio of U.S. Treasury notes and bonds that have an av-erage maturity between one and three years. It is designed to approximate the composite investment results of U.S. Treasury se-curities having similar remaining maturities. The fund may also invest in U.S. government agency securities which are guaranteed as to principal and interest by the U.S. Government.

  U.S. government securities, while secure as to payment of princi-pal at maturity, can fluctuate in market value in the interim be-cause of changes in prevailing interest rates. Therefore, any withdrawals, distributions or transfers from the U.S. Government Securities Fund will be subject to some market value variability.

  Effective March 1, 1994, Bankers Trust Company assumed management of the U.S. Government Securities Fund.

  International Stock Fund - Long-term capital growth with a market rate of return from a diversified group of equity holdings in the major stock markets of Europe and Asia/Pacific.

  These Equity market investments are based on the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) In-dex, with a modified country weighting that limits investments in securities of any one country to approximately 25% of the fund. In order to reduce long-term volatility and operating costs, the fund may also invest in stock index futures and other contracts structured to obtain similar results. Dividend income is rein-vested in the fund.

  The International Stock Fund, which was added to the Plan on April 2, 1993, is designed to broaden and supplement plan investment options by offering a way to participate in foreign equity mar-kets, while maintaining diversification within and across differ-ent assets classes.

  Like U.S. equities, foreign equities are subject to price fluctu-ations. In addition, they are impacted by other factors such as foreign currency exchange fluctuations that affect the dollar value of the fund.

  The International Stock Fund may not have as close a correlation to the modified EAFE Index as the Large Company Index Fund does to the S&P 500 Index. This results from the higher transaction costs of trading in foreign markets, and not investing in every company in the EAFE Index.

  Effective May 13, 1994, Bankers Trust Company assumed management of the International Stock Fund from IBM.

  Balanced Asset Fund - Long-term returns consistent with preserva-tion of capital through a combination of equity and fixed income investment options available in the Plan.

  A single investment (payroll contribution or fund transfer) in this fund will automatically be allocated among the following five Plan investment options, while maintaining the target allocations as shown: Large Company Index Fund - 40%, Small Company Stock Fund
  - 10%, International Stock Fund - 10%, Fixed Income Fund - 30%, and U.S. Government Securities Fund - 10%. This fund will be re-balanced each month to maintain the target allocations, as the value of the underlying investment funds fluctuates. The Balanced Asset Fund, which was added to the Plan on April 2, 1993, is de-signed to blend the long-term performance of equity and fixed in-come investments. Although the fund's value may fluctuate, its diversification among equity and fixed income investments can po-tentially improve stability of returns over the long-term.

  Equity I and Equity II Funds - Growth and Income:

  Effective July 1, 1993, the Equity I and Equity II Funds were closed; new contributions to these funds had been suspended since January 1, 1986. Plan participants who had not instructed the Plan's Trustee to transfer their balances out of the Equity I and Equity II Funds by July 1, 1993, had any remaining balance in these funds automatically transferred on their behalf to the Large Company Stock Fund.

  NOTE 4 - PLAN TRANSFERS:

  Effective September 29, 1989 an agreement was finalized establish-ing ROLM Systems as part of Siemens and ROLM Company from what was a joint venture between IBM and Siemens. Under this agreement, IBM heritage employees working at ROLM/Siemens could return to and/or retire from IBM. If said employees chose to return to IBM, they could exercise the option to transfer their "pre-tax" ROLM/Siemens 401(K) assets into the IBM Plan. As a result, there were net transfers of cash and securities of $265,283 and $1,003,987 during 1994 and 1993, respectively, between the Plan and similar savings plans established for these companies.

  On March 27, 1991, IBM completed a transaction with Clayton & Dubilier, Inc., to create a new information products company, Lexmark International, Inc. (Lexmark). As a result of this trans-action, there were net transfers of cash and securities of $(291,541) in 1993 between the Plan and a similar savings plan es-tablished by Lexmark.

  Effective January 1, 1992, approximately 200 employees of Conti-nental Bank were transferred to IBM's wholly owned subsidiary, In-tegrated Services Solutions Corporation (ISSC) as a result of an outsourcing agreement between ISSC and Continental Bank. During 1994, there were net transfers between the Plan and a similar savings plan established by Continental Bank of $3,160,523.

  On March 1, 1994, IBM completed the sale of its Federal Systems Company to Loral Corporation, effective January 1, 1994. As a re-sult of this transaction, there were net transfers of cash and se-curities of $(158,716,147) during 1994 between the Plan and a similar savings plan established by Loral Corporation.

  These transfers represent the participants' account balances at-tributable to employees transferred to(from) IBM.

  NOTE 5 - INCOME TAXES:

  The Trust established under the Plan is qualified under the appro-priate section of the Internal Revenue Code and intends to con-tinue as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. In manage-ment's opinion, the Plan, since June 14, 1993, continues to qual-ify under the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

  NOTE 6 - PLAN INVESTMENT VALUATIONS:

  The following schedules summarize the fair value of investments, and the related net unrealized and realized gain/loss on investments by type of investment (dollars in thousands):

                                                  Fair value determined by
                                           ----------------------------------
  December 31, 1994:                           Quoted
                                               market   Estimates
                                               prices  of trustee       Total
                                           ----------  ----------  ----------


  Interest in equity-oriented General
   Employee Benefit Trust pooled funds     $2,943,737              $2,943,737

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust discretionary pooled funds           313,738                 313,738

  Investment contracts                                 $3,376,832   3,376,832

  Interest in U.S. Government Securities-
   oriented General Employee Benefit Trust
   pooled funds                                63,074                  63,074

  Common stock                                356,735                 356,735
                                           ----------  ----------  ----------
       Total                               $3,677,284  $3,376,832  $7,054,116
                                           ==========  ==========  ==========

  December 31, 1993:

  Interest in equity-oriented General
   Employee Benefit Trust pooled fund      $1,874,979              $1,874,979

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust discretionary pooled fund            409,307                 409,307

  Investment contracts                                 $3,092,850   3,092,850

  U.S. Government Treasury Securities          76,580                  76,580

  Common stock                              1,206,118               1,206,118
                                           ----------  ----------  ----------
       Total                               $3,566,984  $3,092,850  $6,659,834
                                           ==========  ==========  ==========

  Net Unrealized and Realized Gain (Loss) on investments (dollars in thousands):

                                        For the year ended
                                         December 31, 1994
                                        __________________

  Investments at fair value
   determined by quoted market
   price:

  Interest in equity-oriented General
   Employee Benefit Trust pooled funds        $(22,086)

  U.S. Government Treasury Securities             (190)

  Common Stock                                  59,822
                                              --------
       Total                                  $ 37,546
                                              ========

  NOTE 7 - SUBSEQUENT EVENTS


  Effective January 1, 1995, participants may elect to defer up to twelve percent (previously nine percent) of their eligible compen-sation to the Plan up to the legal limit allowed by the IRS. IBM's matching deferral was increased from thirty percent to fifty percent of each participants deferral up to a maximum of six per-cent (previously five percent) of a participants eligible compen-sation.

  Effective May 18, 1995, the Plan changed from weekly to daily val-uation, permitting contributions, fund transfers and loan requests to be processed on a daily basis. In addition, the IBM Stock Fund changed from share accounting to unit value accounting to pro-vide for daily settlement of fund transactions. This change does not affect the account's value.



NOTE 8 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS/SHARES IN THOUSANDS):


The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the
Trustee based on each weekly valuation date:


               Money Market  Large Company   Equity         Equity     Small Company  Fixed Income     U.S. Gov't.     IBM Stock
                   Fund       Index Fund     I Fund        II Fund       Stock Fund       Fund          Sec. Fund       Fund
               ------------- ------------- ------------- ------------- ------------- ---------------  ------------ ---------------
                                                                                                                   Price
               Unit          Unit          Unit          Unit          Unit          Unit             Unit         Per
               value  Units  value  Units  value   Units value  Units  Value  Units  Value     Units  Value  Units Shares   Shares
               ----- ------- ----- ------- -----  ------ ----- ------- ----- ------- ----- ---------  ----- ------ -------  ------
Month in 1994:
  January      $2.38 118,451 $6.33 294,333                             $1.70 542,097 $2.12 1,452,081  $1.12 46,887 $56.50   2,989
  February      2.39 116,452  6.11 293,586                              1.66 538,764  2.13 1,440,405   1.12 44,839  52.88   3,141
  March         2.39 116,892  5.90 292,847                              1.59 541,191  2.14 1,446,286   1.12 44,967  54.63   3,104
  April         2.40 120,402  5.98 291,287                              1.62 537,704  2.16 1,468,241   1.11 45,407  57.50   3,173
  May           2.41 120,778  6.20 289,718                              1.61 538,092  2.17 1,478,052   1.12 43,666  63.00   3,220
  June          2.42 120,437  5.92 290,068                              1.54 541,432  2.18 1,478,491   1.12 43,279  58.75   3,404
  July          2.43 120,230  6.12 289,199                              1.58 536,470  2.19 1,485,226   1.13 42,902  61.88   3,473
  August        2.43 120,173  6.33 287,952                              1.64 518,684  2.20 1,503,238   1.13 41,854  68.50   3,472
  September     2.44 120,008  6.08 287,947                              1.59 519,149  2.22 1,501,302   1.13 41,560  69.63   3,718
  October       2.45 120,177  6.29 286,307                              1.63 513,742  2.23 1,502,618   1.13 41,422  74.50   4,341
  November      2.46 120,068  6.06 284,398                              1.56 511,830  2.24 1,508,476   1.12 40,098  70.75   4,675
  December      2.48 116,524  6.23 275,778                              1.59 495,358  2.25 1,484,226   1.13 39,014  73.50   4,854
Month in 1993:
  January      $2.31 135,456 $5.61 277,336 $5.00  26,012 $4.60  24,993 $1.51 393,777 $1.97 1,491,449  $1.08 49,402 $50.25   1,839
  February      2.32 133,377  5.67 278,350  5.10  25,851  4.63  24,887  1.49 421,694  1.99 1,491,091   1.08 48,358  53.75   1,912
  March         2.32 133,313  5.79 281,377  5.24  25,277  4.77  24,218  1.51 437,389  2.00 1,498,941   1.09 49,998  50.50   1,925
  April         2.33 129,347  5.65 281,688  5.21  21,654  4.70  20,432  1.48 452,188  2.01 1,482,876   1.09 49,334  48.88   2,008
  May           2.33 128,209  5.84 281,977  5.32  20,159  4.91  19,001  1.54 459,823  2.02 1,485,816   1.09 50,199  53.25   2,068
  June          2.34 127,738  5.78 312,364  5.28      96  4.84     367  1.51 473,150  2.03 1,488,961   1.10 51,163  48.75   2,107
  July          2.35 125,962  5.84 309,107                              1.55 482,401  2.05 1,489,304   1.10 51,151  43.88   2,179
  August        2.35 123,654  6.00 303,805                              1.60 495,471  2.06 1,486,404   1.11 50,142  44.00   2,233
  September     2.36 123,067  5.96 301,184                              1.64 504,237  2.07 1,486,198   1.11 50,250  42.00   2,297
  October       2.36 121,062  6.11 297,579                              1.64 524,841  2.08 1,469,395   1.12 48,827  45.75   2,335
  November      2.37 119,654  6.06 296,086                              1.59 536,582  2.09 1,463,222   1.12 47,845  55.13   2,513
  December      2.38 118,900  6.16 294,933                              1.65 540,407  2.11 1,456,350   1.12 46,991  57.00   2,840


                  Balanced      Int'l Stock
                 Asset Fund         Fund
               --------------  ---------------
                               Price
               Unit            Per
               Value   Units   Shares   Shares
               -----  -------  ------  -------
Month in 1994:
  January      $1.10  156,318  $1.22   198,093
  February      1.08  183,466   1.17   230,962
  March         1.06  188,673   1.14   238,241
  April         1.07  189,299   1.17   236,782
  May           1.08  187,531   1.17   246,427
  June          1.06  189,986   1.17   249,458
  July          1.09  189,552   1.23   253,343
  August        1.11  186,479   1.24   273,429
  September     1.09  186,543   1.19   280,577
  October       1.11  184,525   1.23   278,814
  November      1.08  181,649   1.18   276,362
  December      1.10  175,239   1.17   268,675
Month in 1993:
  January
  February
  March
  April        $1.01   57,624   1.01    31,057
  May           1.01   78,480   1.03    47,580
  June          1.02   94,484   1.00    60,577
  July          1.02  111,710   1.03    71,723
  August        1.04  130,957   1.09    97,604
  September     1.05  138,078   1.08   112,332
  October       1.06  145,370   1.11   156,931
  November      1.06  150,380   1.08   177,015
  December      1.07  154,182   1.15   188,919



                                                            SCHEDULE I

              INTERNATIONAL BUSINESS MACHINES CORPORATION
                       TAX DEFERRED SAVINGS PLAN
            ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1994

                                             Total                           Fair
                                        Shares/Units or      Cost            Value
                                        Maturity Value   (In Thousands)  (In Thousands)
Interest in Pooled Funds:                 _______________  ____________________________

Discretionary Accounts                  313,737,715        $  313,738      $  313,738
                                                           ==========      ==========
Equity Index Funds                       85,461,729        $2,906,006      $2,943,737
                                                           ==========      ==========
U.S. Government Securities Index Fund    52,252,166        $   62,554      $   63,074
                                                           ==========      ==========

Common Stock:

IBM Stock Fund                            4,853,543        $  327,867      $  356,735
                                                           ==========      ==========
Investment Contracts:

Bankers Trust Company
#90-023         9.05%     7/1/1997       79,360,496        $   79,360       $  79,360

Bankers Trust Company
#90-060         8.50%    10/1/1997       57,024,649            57,025          57,025

Bankers Trust Company
#91-028         8.20%     4/1/1996       42,401,286            42,401          42,401

Black Rock
                7.78%    9/30/1999      101,218,430           101,218         101,218

Brundage Story & Rose
                5.78%     1/1/1999       77,398,539            77,399          77,399

CDC BRIC
BR 130-01       6.48%    10/1/1996       76,987,786            76,988          76,988

CDC BRIC
BR 130-02       7.42%    10/1/1999       78,566,660            78,567          78,567

CIGNA
FM 22011        8.66%    3/31/1995       61,171,233            61,171          61,171

CIGNA
                7.73%    9/30/1999       24,619,617            24,620          24,620





                                             Total                           Fair
                                        Shares/Units or      Cost            Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                        _______________  ______________  ______________

Citibank
MMIG-392506 #4B 8.99%     4/1/1995       32,785,288         $  32,785       $  32,785

Citibank
#0306G          8.33%     1/1/1995       11,360,186            11,360          11,360

Citibank
#0307G          8.27%     4/1/1996       48,543,082            48,543          48,543

Citibank
#178360         6.75%     1/1/1999      175,100,369           175,100         175,100

Citibank
#178361         4.93%    10/1/1996       76,528,279            76,528          76,528

Citibank
#178362         5.17%     1/1/1999       55,449,978            55,450          55,450

Citibank
#178364         6.51%     7/1/1999       77,831,871            77,832          77,832

Citibank
#178365         7.21%     4/1/1998       23,106,711            23,107          23,107

CNA Insurance
GP 12546        9.12%    3/31/1995        9,623,069             9,623           9,623

CNA Insurance
GP 13078        8.05%     4/1/1999       40,000,000            40,000          40,000

Confederation Life Insurance Co.
#43002          9.32%    6/30/1995       15,161,997            15,162          15,162

Confederation Life Insurance Co.
#43005          8.75%     1/2/1996       21,042,007            21,042          21,042

John Hancock Life Insurance Co.
GAC #5627       9.03%     7/1/1997       39,082,661            39,083          39,083

J. P. Morgan, Delaware
#081220         8.03%     7/1/1995       35,118,826            35,119          35,119

J. P. Morgan, Delaware
#881220         8.19%   12/31/1995       34,107,072            34,107          34,107







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


                                             Total                           Fair
                                        Shares/Units or      Cost            Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                        _______________  ______________  ______________
J. P. Morgan, Delaware
#681220          8.36%    7/1/1996       34,129,526         $  34,130        $ 34,130

Loomis Sayles
                 5.79%    9/1/1998       52,246,691            52,247          52,247

Metropolitan Life Insurance Co.
GAC #70834       8.08%  12/31/1998       10,028,668            10,029          10,029

Metropolitan Life Insurance Co.
GAC #11862-6     9.03%    1/1/1996       71,576,726            71,577          71,577

Metropolitan Life Insurance Co.
GAC #11863-7     9.03%    1/1/1996       10,215,677            10,216          10,216

Metropolitan Life Insurance Co.
GAC #13630       5.20%    4/1/1998       78,221,193            78,221          78,221

Metropolitan Life Insurance Co.
GAC #13831       6.90%    1/2/1998       60,675,863            60,676          60,676

New York Life Insurance Company
GA-06554-001     7.56%    7/1/1997      304,553,926           304,554         304,554

New York Life Insurance Company
GA-06554-002     5.35%    1/1/1999       82,127,805            82,128          82,128

New York Life Insurance Company
GA-06554-003     7.13%    7/1/1999       62,695,726            62,696          62,696

Pimco
#915             4.95%   10/1/1996       60,521,749            60,522          60,522

Pimco
#916             5.95%    1/1/1999       40,301,417            40,301          40,301

PNC Bank, Kentucky
                 9.10%   10/1/1995       50,785,343            50,785          50,785

PNC Bank, NA
                 8.80%    4/1/1995       27,019,178            27,019          27,019

Provident National Assurance Co.
#020-03459-05A   9.13%   3/31/1996       17,613,253            17,613          17,613

Prudential Asset Management Co.
GA-7406          7.03%   3/31/1998      143,811,761           143,812         143,812








                                             Total                           Fair
                                        Shares/Units or      Cost            Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                        _______________  ______________  ______________
Prudential Asset Management Co.
GA-7406-212      6.49%   6/30/1999        80,257,402            80,257         80,257

Prudential Asset Management Co.
GA-7406-213      7.17%  12/31/1998       102,925,657           102,926      $ 102,926

Prudential Asset Management Co.
GA-7913          7.45%   3/31/2000       101,148,356           101,148        101,148

Putnam Management Group
                 6.20%    4/1/1998       267,666,293           267,666        267,666

Sanford C. Bernstein
                 5.92%    7/1/1998        51,054,979            51,055         51,055

Union Bank of Switzerland
#2001            7.81%    1/1/1997        32,910,292            32,910         32,910

Union Bank of Switzerland
#2005            6.67%   10/1/1995        80,776,860            80,777         80,777

Union Bank of Switzerland
#2010            7.15%    4/1/1998       209,559,452           209,559        209,559

Union Bank of Switzerland
#2071            5.17%   10/1/1998        50,417,849            50,418         50,418
                                                            __________     __________

                                                            $3,376,832     $3,376,832
                                                            ==========     ==========





















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


                                                                                      SCHEDULE II


                                INTERNATIONAL BUSINESS MACHINES CORPORATION
                                        TAX DEFERRED SAVINGS PLAN
                                TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
                              OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
                                              DECEMBER 31, 1994
                                            (Dollars in Thousands)


                                      Acquisitions                     Disposals
                                  ---------------------      ----------------------------------
                                                                                       Realized
                                  Volume           Cost       Volume      Proceeds       (Loss)
                                  ------     ----------      -------    ----------     --------
Bankers Trust Directed Account
 Cash Fund
   - Acquisition Transactions        551     $  966,414
   - Disposal Transactions                                       585    $1,012,846          -

Bankers Trust Equity
 Index Fund
   - Acquisition Transactions          1     $    4,000
   - Disposal Transactions                                         2    $1,875,328      $(328,382)

Bankers Trust Large
 Capitalization Equity Index Fund
   - Acquisition Transactions         36     $2,002,444
   - Disposal Transactions                                       100    $  237,340      $  (1,227)



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